Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Natural Grocers by Vitamin Cottage, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-182886) on Form S-8 of Natural Grocers by Vitamin Cottage, Inc. of our report dated December 8, 2016, with respect to the consolidated balance sheets of Natural Grocers by Vitamin Cottage, Inc. and subsidiaries as of September 30, 2016 and 2015, and the related consolidated statements of income, cash flows, and stockholders’ equity for each of the years in the three-year period ended September 30, 2016, which report appears in September 30, 2016 annual report on Form 10-K of Natural Grocers by Vitamin Cottage, Inc.

/s/ KPMG LLP

Denver, Colorado
December 8, 2016